SBL VARIABLE PRODUCTS
SCHEDULE OF COMMISSIONS
VARIFLEX—VARIABLE ANNUITY
Marketing Organization:
(Broker/Dealer)

EFFECTIVE DATE OF SCHEDULE OF COMMISSIONS:

COMMISSIONS - This Schedule of Commissions is hereby made part of and amends your selling agreement including, but not limited to, the SBL Variable Products Sales Agreement and/or Marketing Organization Agreement, as applicable, (hereinafter called the “Agreement”) with Security Benefit Life Insurance Company and Security Distributors, Inc., (hereinafter jointly called SBL) and commissions payable hereunder with respect to Variflex Variable Annuity contracts are subject to the provisions contained in said Agreement and this Schedule of Commissions. Minimum purchase payments are as set out in the applicable prospectus and contract. Commissions to a Broker/Dealer are equal to the percentage of purchase payments written by that Broker/Dealer, as follows:

1.	Upfront Commissions:

Contract Year	Commission
Year 1-4	5.0%
Year 5	4.0%
Year 6	3.0%
Year 7	2.0%
Year 8+	1.0%

2.	Asset Based Commissions:

The Variflex, VIVA, VA III, VA IV and Variflex (k) variable annuity contracts are collectively referred to as the “SBL Variable Annuity Contracts” for purposes of this Section 2 only. For purposes of this asset -based commission schedule, “commissionable assets” means all the assets held in the SBL Variable Annuity Contracts other than assets held in the SBL Money Market subaccount and Fixed Account. An asset-based commission will be paid to Broker/Dealer on commissionable assets, provided that the Broker/Dealer maintains assets of at least $2,000,000 or at least $5,000,000 in the SBL Variable Annuity Contracts (including the SBL Money Market subaccount, but excluding the Fixed Account). The asset-based commission will be paid as follows. If the Broker/Dealer maintains assets of at least $2,000,000 but not more than $4,999,999, the asset based commission will be, on an annual basis, 0.10 percent (10 basis points) of the commissionable assets. If Broker/Dealer maintains assets of at least $5,000,000, the asset-based commission will be, on an annual basis, 0.20 percent (20 basis points) of the commissionable assets.

3.	Transfer of SBL Contract Values:

No commission (including asset-based commission) is paid on the transfer of cash, loan or surrender value of an annuity contract issued by SBL or any of its affiliates and applied to a Contract under this Commission Schedule.

4.	Annuitization:

An Annuitization Fee of 2% of the amount applied to commence a life contingent settlement for a Contract Owner or beneficiary of a Contract Owner, is payable to that Broker/Dealer who has secured from such Contract Owner or beneficiary the proper forms and information and significantly assisted the client and SBL in such settlement. An Annuitization Fee will not be paid if annuitization occurs before the end of the fifth contract year or on contributions made within the 13 month period before the life contingent settlement is to commence.

VA 6275 (R10-12)	32-62753-00

5.	Commission Chargeback Provisions:

Any commissions paid on a contract under which a death benefit is paid during the first five contract years shall be charged back on the following basis if the Contract Owner (or annuitant if the contract was owned by a non-natural person) was 65 years of age or older on the first day of the first contract year: 100% if death occurs in the first contract year, 80% in the second contract year, 60% in the third contract year, 40% in the fourth contract year, and 20% in the fifth contract year. For contracts not specifically set forth above, commissions and asset-based commissions shall be determined by SBL.

6.	Contract Year:

For the purpose of this Schedule, the term “contract year” as applied to individual contracts shall be measured from the date the first purchase payment is credited to the Contract. For a certificate under a group contract “contract year” shall be measured from the date the first payment is credited to the certificate.

7.	Change:

SBL reserves the right at any time, with or without notice, to change, modify or discontinue any plan of Variflex Variable Annuity Contracts or the commissions and asset-based commissions payable thereon.

8.	Change of Dealer:

A Contract Owner shall have the right to designate a new Broker/Dealer, or terminate a Broker/Dealer without designating a replacement, by sending written notice of such designation or termination to SBL. Upon written notice to SBL by the owner of the designation of a new Broker/Dealer, all the commissions and asset-based commissions shall be payable to the new Broker/Dealer. Upon written notice to SBL by the Contract Owner of termination of Broker/Dealer, without designating a new Broker/Dealer, SBL shall cease paying commissions and asset based commissions to Broker/Dealer. This provision is not intended to benefit in any manner whatsoever the registered representatives of Broker/Dealer or any other registered representative or any other person and shall not be so construed.

9.	Vesting of Commissions:

In the event of termination of the Agreement for any reason, all rights to receive commissions, asset-based commissions or other compensation under this Commission Schedule shall be terminated, unless each of the following requirements is met, in which case the up-front commission may vest: (i) the Agreement has been in force for at least one year; (ii) Broker/Dealer is at the time such commissions are payable properly licensed to receive such commissions; (iii) Broker/Dealer is providing service to the Contract Owner and performing its duties in a manner satisfactory to SBL; (iv) commissions paid to Broker/Dealer in the previous calendar year amounted to at least $500; and (v) Broker/Dealer has not been terminated, nor a new Broker/Dealer designated, by the Contract Owner as set forth in paragraph 8 above.

THIS SCHEDULE OF COMMISSIONS replaces any previous Schedule of Commissions for the Variflex Variable Annuity contracts indicated as of the Effective Date set forth above.

SECURITY DISTRIBUTORS, INC.		SECURITY BENEFIT LIFE INSURANCE COMPANY

By:	KEVIN WATT	By:	DOUGLAS G. WOLFF

Title:	Vice President	Title:	President

 32-62753-00